15048357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sepulveda Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Boulevard, Suite 2000
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Johnson So (310) 235-5925
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Johnson So, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sepulveda Distributors, LLC, as of December 31st, 20 14, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

See attached certificate

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

~~1~~
~~2~~
~~3~~
~~4~~
~~5~~
~~6~~

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to ~~(or affirmed)~~ before me on this 27th day of February, 20 15, by
Date *Month* *Year*

(1) Johnson So

~~(and (2))~~,
Name~~(s)~~ of Signer~~(s)~~

JACQUELINE BATAS
Commission # 2088086
Notary Public - California
Los Angeles County
My Comm. Expires Nov 25, 2018

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature J Batas
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath and Affirmation **Document Date:** 2/27/15

Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

SEPULVEDA DISTRIBUTORS, LLC

Financial Statements

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

SEPULVEDA DISTRIBUTORS, LLC

Table of Contents

EY
Building a better
working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Sepulveda Distributors, LLC

We have audited the accompanying statement of financial condition of Sepulveda Distributors, LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sepulveda Distributors, LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Supplementary Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2015

SEPULVEDA DISTRIBUTORS, LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	199,975
Prepaid expenses		37,497
Deposits		3,016
Total assets		240,488
Liabilities		
Accrued expenses	$	23,000
Due to affiliate		88,773
Total liabilities	$	111,773
Member's Capital		
Member's Capital		128,715
Total member's capital		128,715
Total liabilities and member's capital	$	240,488

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Operations
For the year ended December 31, 2014

Revenues		
Interest income	$	20
Total revenues		20
Expenses		
Audit and tax services		23,000
Regulatory fees		48,259
Other expenses		28
Total expenses		71,287
Net loss	$	(71,267)

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2014

Member's capital as of January 1, 2014	$ 99,982
Net loss	(71,267)
Contributions	100,000
Member's capital as of December 31, 2014	$ 128,715

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Statement of Cash Flows
For the year ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (71,267)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) in Deposits	(3,016)
(Increase) in Prepaid expenses	(37,497)
Increase in Accrued expenses	23,000
Increase in Due to affiliate	88,773
Net cash provided by operating activities	$ (7)
Financing activities:	
Capital contributions	100,000
Net cash provided by financing activities	$ 100,000
Net increase in cash and cash equivalents	99,993
Cash and cash equivalents as of the beginning of the year	99,982
Cash and cash equivalents at the end of the year	$ 199,975

See accompanying notes to financial statements.

SEPULVEDA DISTRIBUTORS, LLC
Notes to Financial Statements

(1) Organization and Nature of Business

Sepulveda Distributors, LLC ("the Company") is a Delaware limited liability company formed on November 15, 2012 with the U.S Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of April 29, 2014. The Company is engaged in a single line of business as a securities broker-dealer.

The Company is 100% owned by Crescent Capital Group, L.P. (the "Member"). The Member is registered as an investment adviser under the Advisers Act of 1940 as amended. The Member is 99.8% owned by Crescent Capital Group Holdings, LP ("CCG Holdings"), a Delaware limited partnership. Effective January 1, 2011, an Agreement of Limited Partnership for CCG Holdings was entered into with Crescent Capital GP LLC, a Delaware Limited Liability, as General Partner, and the Limited Partners. CCG Holdings is managed by a group of experienced investment management professionals who specialize in providing investment products and services including senior bank loans, high yield debt, mezzanine debt, and distressed securities to middle-market companies.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The following is a summary of significant accounting policies consistently followed by the Company.

(b) Cash and Cash Equivalents

The Company maintains its cash in bank deposit and money market accounts, which at times may exceed the federally insured limits. No losses have been experienced to date related to such account. The Company monitors the financial condition of the financial institution and does not anticipate any losses due to its exposure.

(c) Deposits

The Company maintains a FINRA Flex-Funding Account. This account is used to pay invoices and fees formerly paid through the Web CRD system. As of December 31, 2014, the balance in the account is $3,016.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Income.Taxes

As a limited liability company, the Company is generally not subject to income taxes; rather its net income and losses are passed through directly to the Member for inclusion in its taxable income or

loss. Accordingly, no provision for federal and state income taxes has been made in the accompanying financial statements.

The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Open tax years are those that are open for exam by taxing authorities. The Company is subject to examination by state tax authorities for returns filed since inception.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as an income tax expense in the Statement of Operations. For the period from January 1, 2014 to December 31, 2014, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits.

(f) Prepaid Expenses

Prepaid expenses consist of prepaid regulatory and registration fees.

(3) Related Party Transactions

(a) Due to Affiliate

Amount due to affiliate of $88,773 relates to monies owed to the Member for expenses and prepaid expenses paid on behalf of the Company.

(b) Expense Sharing Agreement

The Company and Member entered into an expense sharing agreement as of December 2013, whereas the Member agrees to make available office space, office equipment, administrative support and personnel at all times to the Company. The Member is solely responsible for the payment of any expenses incurred and is reflected in the Member's consolidated financial statements. The Company maintains a separate schedule of the allocable costs of the services.

(4) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board . (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, ("ASU 2014-09"), "Revenue from Contracts with Customers". The objective of ASU 2014-09 is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and will supersede most of the existing revenue recognition guidance, including industry-specific guidance. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In applying the new guidance, an entity will (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the contract's performance obligations and (5) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 applies to all contracts with customers except those that are within the scope of other topics in the F ASB Accounting Standards Codification. The new guidance is effective for annual reporting periods beginning after December 15, 2017 for nonpublic companies. Early adoption is not permitted. Entities have the option of using either a full retrospective or modified approach to adopt ASU 20 14-09. The Company is currently evaluating the new guidance and has not determined the

impact this standard may have on its financial statements nor has the Company decided upon the method of adoption.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $88,202, which was $80,750 in excess of its required net capital of $7,452. The Company's net capital ratio was 1.26 to 1.

(6) Subsequent Events

Due to affiliate balance of $88,773 was paid in 2015. Management has evaluated the activity of the Company through February 27, 2015, the date that the financial statements are available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

SUPPLEMENTAL SCHEDULES I TO II

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

1. Total ownership equity from Statement of Financial Condition	$	$ 128,715
2. Deduct ownership equity not allowable for Net Capital		—
3. Total ownership equity qualified for Net Capital		128,715
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits (List)		—
5. Total capital and allowable subordinated liabilities		$ 128,715
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	40,513	
B. Secured demand note delinquency	—	—
C. Commodity futures contracts and spot commodities – proprietary capital charges	—	—
D. Other deductions and/or charges		(40,513)
7. Other additions and/or allowable credits (List)		—
8. Net capital before haircuts on securities positions		88,202
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments		—
B. Subordinated securities borrowings		—
C. Trading and investment securities:		
1. Exempted securities		—
2. Debt securities		—
3. Options		—
4. Other securities		—
D. Undue Concentration		—
E. Other (List)		—
10. Net Capital		$ 88,202

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3 % of line 19)	$ 7,452
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	7,452
14. Excess net capital (line 10 less 13)	80,750
15. Excess net capital at 1000% (line 10 less 10% of line 19)	77,025

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	111,773
17. Add:	
A. Drafts for immediate credit	—
B. Market value of securities borrowed for which no equivalent value is paid or credited	—
C. Other unrecorded amounts (List)	—
18. Total aggregate indebtedness	$ 111,773
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	126.72%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.0%

SEPULVEDA DISTRIBUTORS, LLC
Supplementary Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

The company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Amount due to customers (credits)	—
Amounts due from customers (debits)	—
Reserve requirement	—

EY
Building a better working world

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Sepulveda Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sepulveda Distributors, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015

SEPULVEDA DISTRIBUTORS, LLC
Exemption Report

Sepulveda Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Sepulveda Distributors, LLC

I, Johnson So, swear ~~(or affirm)~~ that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer

February 27, 2015